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Exhibit 99.3

DragonWave

Management's Discussion and Analysis

For the three months ending May 31, 2012

July 11, 2012

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following provides management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three months ended May 31, 2012. This MD&A is dated July 11, 2012 and should be read in conjunction with our audited consolidated financial statements and corresponding notes for the year ended February 29, 2012 and the Annual Information Form for the year ended February 29, 2012, which is available at www.sedar.com (SEDAR) and www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) and as an exhibit to our Annual Report on Form 40-F for the year ended February 29, 2012.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in US dollars ("USD"). The information contained herein is dated as of July 11, 2012 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in US dollars.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; and our expectations with respect to the results of the acquisition by us of the microwave transport business of Nokia Siemens Networks ("NSN"). There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Risks and Uncertainties

        Our financial performance, achievements and results may be impacted by risks and uncertainties related to our business. These risks and uncertainties include, but are not limited to the following:

  •
  ability to successfully complete and integrate acquisitions of products or businesses, including the microwave transport business acquired from NSN, into our existing product lines and businesses and other risks associated with acquisitions;

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  a history of losses;

  •
  dependence on the ability to develop new products and enhance existing products;

  •
  our ability to successfully manage growth;

  •
  dependence on establishing and maintaining relationships with channel partners;

  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;

  •
  the impact of the general economic downturn on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  exposure to credit risk for accounts receivable;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  our customers' ability to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  risks and expenses associated with our common shares and being a public company

  •
  reliance on suppliers, including outsourced manufacturing, R&D service providers and third party component suppliers;

  •
  our ability to manage risks related to increasingly complex engagements with channel partners and end-customers;

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  a lengthy and variable sales cycle;

  •
  dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  exposure to risks resulting from international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, or health and safety risks relating to wireless products

  •
  risks associated with possible loss of our foreign private issuer status; and

        The risks and uncertainties listed above, and the impact of those risks and uncertainties materializing, may be materially increased by the completion, on June 1, 2012, of the acquisition by us of the microwave transport business of NSN (the "NSN Acquisition"). In particular, material risks and uncertainties following the NSN Acquisition include, without limitation:

  •
  reliance on NSN for a large percentage of our revenues;

  •
  increased cash requirements to fund acquired operations, and associated requirements to comply with debt financing covenants with our lenders, which should be understood in light of our history of losses noted above;

  •
  increased exposure to global currency fluctuations;

  •
  increased regulatory compliance obligations, including financial reporting obligations associated with completing a significant acquisition; and

  •
  risks associated with acquisitions generally as detailed in our most recently filed Annual Information Form.

        Forward-looking statements relating to the NSN Acquisition are also based on certain assumptions, including the parties' beliefs regarding the industry and markets in which the parties operate; and expectations regarding potential synergies and prospects for the business. The NSN Acquisition is subject to risks, including: that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. For other risks related to the NSN Acquisition and acquisitions generally, see in particular pages 19 - 22 of the Company's Annual Information Form dated May 11, 2012 (the "AIF"). Other risks relating to NSN, identified by Nokia Corporation, its controlling parent, are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2011 under item 3D "Risk Factors".

        Readers are also referred to "Risk Factors" in the Company's most recently filed AIF. The Company's most recently filed AIF is available at http://www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html. Although we have attempted to identify important factors that could cause our actual

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

results to differ materially from our expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Recent unprecedented events in global financial and credit markets have resulted in high market price volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, any forward-looking events described in this MD&A might not occur or might not occur when stated.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION:

	Three Months Ended
	May 31, 2012	May 31, 2011	May 31, 2010
REVENUE	12,974	11,049	48,726
Cost of sales	8,841	6,405	27,495

Gross profit	4,133	4,644	21,231

	31.9%	42.0%	43.6%
EXPENSES
Research and development	4,399	6,266	4,631
Selling and marketing	3,658	4,080	4,128
General and administrative	5,270	3,963	2,561
Government assistance	—	(350)	—

	13,327	13,959	11,320

Income (loss) before amortization of intangible assets and other items	(9,194)	(9,315)	9,911
Amortization of intangible assets	(542)	(587)	(82)
Accretion expense	(22)	(276)	—
Restructuring expense	(798)	—	—
Interest income	29	84	32
Investment gain	—	39	(49)
Impairment of intangible assets	(2,869)	—	—
Gain on change in estimate of contingent liabilities	1,190	—	—
Foreign exchange gain (loss)	(1,003)	120	117

Net Income (Loss) before income taxes	(13,209)	(9,935)	9,929
Income tax expense (recovery)	(572)	9	231

Net Income (Loss)	(12,637)	(9,944)	9,698
Net Loss Attributable to Non-Controlling Interest	58	54	—

Net Income (Loss) applicable to Shareholders	(12,579)	(9,890)	9,698

Basic income (loss) per share	(0.35)	(0.28)	0.26
Diluted income (loss) per share	(0.35)	(0.28)	0.26
Basic weighted average shares outstanding	35,931,347	35,429,049	36,916,893
Diluted weighted average shares outstanding	35,931,347	35,429,049	37,930,704

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The change in the results between fiscal years 2013, 2012 and 2011 can be attributed to a number of factors including:

  1)
  The first quarter of fiscal 2011 included sales to a US based national carrier; sales to this carrier have decreased significantly in the intervening period. Between fiscal year 2012 and fiscal year 2013 the largest change in revenue relates to the shift toward Original Equipment Manufacturer ("OEM") sales and the decrease in sales to a single Multiple System Operator (MSO) in the US.

  2)
  Gross profit was impacted in the first quarter of fiscal 2013 by a change in product and customer mix which lowered our standard margins relative to the first quarters of fiscal 2012 and fiscal 2011.

  3)
  Operating expenses fluctuated between the three periods as a result of the following factors: the expenses associated with our Israeli office (Axerra) were not included in the first quarter of fiscal 2011, while the contrast between the first quarter of fiscal 2013 and the same period in fiscal 2012 can be explained by the reduction in spending on contractors, and on compensation related costs.

Consolidated Balance Sheet Data:

	As at May 31, 2012	As at February 29, 2012	As at February 28, 2011
Current Assets
Cash	42,648	52,975	89,714
Trade Receivables	13,516	9,850	11,579
Inventory	25,591	27,043	28,204
Other Current Assets	5,713	5,570	5,859

	87,468	95,438	135,356
Long Term Assets
Property and equipment	4,650	5,184	7,560
Other long term assets	2,252	1,308	808
Intangible assets & Goodwill	15,246	18,191	26,856

	22,148	24,683	35,224

Total Assets	109,616	120,121	170,580

Current Liabilities	17,199	15,699	32,664
Long term liabilities	850	2,355	5,289
Shareholders Equity	91,567	102,067	132,627

Total Liabilities and Shareholder's equity	109,616	120,121	170,580

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

	FY11			FY12				FY13
	Aug 31 2010	Nov 30 2010	Feb 28 2011	May 31 2011	Aug 31 2011	Nov 30 2011	Feb 29 2012	May 31 2012

Revenue	27,171	27,008	15,105	11,049	13,627	11,830	9,150	12,974
Gross Profit	11,952	12,959	4,408	4,644	5,775	4,838	1,144	4,133
Gross Profit %	44%	48%	29%	42%	42%	41%	13%	32%
Operating Expenses	10,800	12,448	13,104	13,959	13,384	13,893	13,720	13,327
Income (loss) before amortization of intangibles and other items	1,152	511	(9,315)	(9,315)	(7,609)	(9,055)	(12,576)	(9,194)
Net income (loss) for the period	1,233	(42)	(8,882)	(9,944)	(2,279)	(8,058)	(13,415)	(12,637)
Net income (loss) per share
Basic	0.03	(0.00)	(0.25)	(0.28)	(0.06)	(0.23)	(0.38)	(0.35)
Diluted	0.03	(0.00)	(0.25)	(0.28)	(0.06)	(0.23)	(0.38)	(0.35)
Weighted average number of shares outstanding
Basic	35,978,213	35,125,724	35,208,606	35,429,049	35,494,976	35,542,247	35,573,810	35,931,347
Diluted	36,690,926	35,125,724	35,208,606	35,429,049	35,494,976	35,542,247	35,573,810	35,931,347
Total Assets	158,338	178,553	170,580	162,426	145,948	134,128	120,121	109,616

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including the repercussions of our strategic decisions with respect to, among other things, acquisitions of complementary products or businesses.

RESULTS OF OPERATIONS

Overview

        DragonWave is a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment (often referred to as links), that wirelessly transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform, function as a wireless extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The key messages surrounding our results of operations for the first quarter of fiscal 2013 when comparing those results to the first quarter in the previous fiscal year include the following:

  •
  Revenue increased by $1.9 million between the first quarter of fiscal 2013 and the first quarter in the previous fiscal year. The primary factors contributing to the revenue changes are:

  •
  A $3.6 million increase in sales to OEMs.

  •
  A $1.1 million reduction in sales to a US based MSO.

  •
  Changes in revenue driven by the timing of installations across a number of customers in Europe, the Middle East and North America. The net impact of these changes was a reduction in revenue of $0.6 million.

  •
  Gross profit percentage decreased from 42% to 32% as a result of a change in the mix of the products (relatively more lower capacity products sold) and customers sold to (greater percentage of OEM customers) in the first quarter of fiscal 2013 compared to the first quarter of fiscal 2012.

  •
  Operating expenses decreased by $0.6 million for the first quarter of fiscal year 2013 when compared to the first quarter of 2012. The key factors contributing to the changes are noted below:

Variances are expressed in USD Millions	Q1 FY2013 vs. Q1 FY2012
Lower material costs for prototypes and external NRE charges	(0.8)
Lower external contractor costs for R&D, accounting & other	(0.5)
Lower Compensation Costs including variable compensation	(0.2)
OCS funding in Israel: Not present in FY2013	0.4
Legal Fees associated with acquisition related activity	0.5

(0.6)

  •
  A restructuring provision in the amount of $0.8 million reduced earnings in the first quarter of fiscal 2013. The restructuring provision related to the reduction in the Company's workforce announced on June 4, 2012.

  •
  A reduction in the estimated liability associated with the earn-out related to the Axerra acquisition, as well as other Axerra related intangible asset impairment charges and accretion expenses, resulted in a net loss on the profit and loss statement (first quarter—$2.0 million; previous year accretion expenses—$0.7 million).

  •
  The reduction in the value of the Euro relative to the USD resulted in a translation loss of $1.0 million related to Euro denominated bank balances at May 31, 2012.

  •
  As a result of the factors described above, we incurred a net loss applicable to shareholders of $12.6 million in the three months ended May 31, 2012.

  •
  Cash (including cash and cash equivalents, short term investments and restricted cash) decreased by $10.3 million in the first quarter of fiscal 2013 resulting in an ending cash balance of $42.6 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Our Priorities:

        Our predominant focus is on revenue growth, both organically and through continued efforts to identify appropriate acquisition targets and partnerships.

  The Merger & Acquisition Growth Strategy

  Acquisition of NSN's Microwave Transport Business

        This section includes forward-looking statements related to the NSN Acquisition. See "Forward-Looking Statements" and "Risks and Uncertainties."

        On June 1, 2012 we announced the closing of the acquisition of NSN's microwave transport business including its associated operational support system (OSS) and related support functions (the "Business"). The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement dated May 3, 2012 between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à.r.l. and NSN (the "Master Acquisition Agreement").

        Pursuant to the terms of the Master Acquisition Agreement, NSN retains responsibility for its existing solution sales and associated services for microwave transport, while we are responsible for the microwave transport product line, including R&D, product management and operations functions. As previously announced on May 3, 2012, NSN will continue to provide R&D and other support to the Business through a services arrangement.

        As part of the NSN Acquisition, we are now the preferred strategic supplier of packet microwave and related products to NSN and the two companies jointly coordinate technology development activities. We plan to rebrand the products acquired from NSN as "Harmony" products. Under the terms of the Master Acquisition Agreement, DragonWave continues the support and development of these products, which will also be sold via NSN under the FlexiPacket brand through NSN's existing channels as part of its end-to-end mobile broadband solution set.

        The Business was acquired by one of our wholly-owned subsidiaries, DragonWave S.à.r.l. The purchase price consisted of EUR10.6 million in cash, subject to customary post-closing adjustments, and 2,000,978 common shares of DragonWave. Under the Master Acquisition Agreement, NSN is subject to a lock-up restricting sale or disposition of the shares, subject to customary exceptions. The Master Acquisition Agreement also includes a capital lease or similar deferred sale agreement from NSN to DragonWave of approximately EUR3.9 million of equipment.

        Concurrently with the closing of the NSN Acquisition, we established a new credit facility with Comerica Bank and Export Development Canada. The credit facility is available to finance the NSN Acquisition and for our working capital requirements. The credit facility is for a total of $40 million, and, on June 1, 2012, we drew down $35 million and have made no further drawdowns as of the date of this MD&A. DragonWave also has access, subject to ongoing compliance with borrowing covenants, to $20 million in additional credit (for total maximum credit of $60 million). The new credit facility matures on May 31, 2014 and is secured by a first-priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollar, Canadian dollar and Eurodollar loans. Interest rates vary with market rate fluctuations, with loans bearing

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

interest in the range of 3-4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties.

        Below we have provided a pro forma balance sheet which represents the impact of the acquisition on our second quarter opening balance sheet.

	As at May 31, 2012	Impact of Acquisition	Pro Forma Results
Current Assets
Cash	42,648	22,270	64,918
Trade Receivables	13,516	—	13,516
Inventory	25,591	11,103	36,694
Other Current Assets	5,713	15,219	20,932

	87,468	48,592	136,060
Long Term Assets
Property and equipment	4,650	6,114	10,764
Other long term assets	2,252		2,252
Intangible assets	3,319	12,545	15,864
Goodwill	11,927	—	11,927

	22,148	18,659	40,807

Total Assets	109,616	67,252	176,869

Current Liabilities	17,199	5,768	22,967
Long term liabilities
Debt Facility	—	35,000	35,000
Other long term liabilities	850	2,079	2,929

	850	37,079	37,929

Shareholders Equity	91,567	24,405	115,973

Total Liabilities and Shareholder's equity	109,616	67,252	176,869

        The acquisition of certain Chinese operations associated with the Business is expected to be completed in the second half of 2012, subject to compliance with local Chinese regulatory requirements. Approximately 130 employees of NSN based in Shanghai (China) are expected to transfer to DragonWave once the closing of the acquisition of operations in China is complete.

        As of the closing of the NSN Acquisition, DragonWave was treating the NSN Acquisition as a "significant acquisition" requiring the preparation of a business acquisition report (the "BAR") for the purposes of National Instrument 51-102. Following deal closing, based on further analysis of final deal parameters including revenue generation and customer relationships, physical facilities, treatment of employees, marketing systems, sales force, operating rights, production techniques, trade names,

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

consideration paid, assets being transferred, and historical income, DragonWave determined that no BAR is required and accordingly we will not prepare a BAR in relation to the NSN Acquisition.

  Axerra

        During the third quarter of fiscal 2011 we acquired Axerra Networks Ltd ("Axerra"), a leader in pseudowire technology. The purchase agreement was structured such that we acquired all of the outstanding shares of Axerra. The total potential purchase price was up to $25.0 million which included $9.5 million paid in cash on October 13, 2010, and a potential earn-out of $15.5 million based on sales performance over a 16 month period (between October 13, 2010 and February 13, 2012). Axerra has historically had a single customer which accounted for a large percentage of its revenue. This customer is a US based MSO which accounted for more than 80% of its revenue. Sales to this customer have dropped significantly since the acquisition date due primarily to uncertainty surrounding merger discussions between major US service providers. Between the date of the acquisition and May 31, 2012, Axerra recognized revenue of $12.4 million.

        The earn-out phase of the Axerra acquisition was completed on February 13, 2012 and, based on actual sales; the earn-out amount was determined to be $1.9 million. Subsequent to February 29, 2012, at DragonWave's option, $84 thousand of the earn-out was paid in cash, and the balance of the earn-out was paid with 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price.

        On February 27, 2012, we merged Axerra Networks Inc. with and into our wholly-owned subsidiary, DragonWave Corp., with DragonWave Corp. surviving the merger.

  HFCL—India Update

        The market opportunities for wireless backhaul in India continue to be a strong area of interest for DragonWave. Through our 50.1% owned subsidiary, jointly owned with Himachal Futuristic Communications Ltd. ("HFCL"), we are trialing our equipment with major internet service providers in the country. The time from first discussions with a new carrier to the receipt of purchase orders can often take eighteen months or longer, as the carrier plans its network and acquires sites. We remain optimistic about DragonWave—HFCL's prospects for deployments in the country.

  The Organic Growth Strategy

        We believe strongly that to successfully attract major service providers we need to design products that address the economic pressures of operating networks. Our research and development focuses heavily on products that maximize spectral efficiency and bandwidth capacity, while minimizing operating costs. In the first quarter of fiscal 2013 we announced the availability of higher modulation modes of up to 2048 QAM on our Horizon packet microwave products. This higher modulation allows the radios to transport up to 37% more data through existing microwave channels, which significantly improves spectral efficiency and, correspondingly, lowers operators' cost per bit.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Cost Containment—Restructuring in Fiscal Year 2013

        During the first fiscal quarter of the year ending February 28, 2013, we implemented several structural adjustments to reflect the Company's global integration plan for the planned acquisition of NSN's microwave transport business. One of these changes was aimed at reducing our operating expenses in order to better align these expenses with our revenues.

        As part of the restructuring initiative, which was announced on June 4, 2012, we eliminated approximately 68 positions from the Company's workforce in Ottawa and Israel. We expect to save approximately $6.0 million in annual operating expenses as a result of this staff reduction.

        Restructuring charges of $0.8 million related to severance costs have been recognized in the current period. Cash disbursements of $1.4 million related to these restructuring costs will take place during the three month period ending August 31, 2012.

Revenue and Expenses

  Revenue

        We consider that we have one reportable segment, namely, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment either through direct sales, through sales to distributors, or through OEMs.

        We evaluate the revenue performance of this segment over three main geographic regions. The table below breaks down the revenue earned by region for the three month period ending May 31, 2012 and compares these figures to the same period in the prior fiscal year.

	for the three months ended
	May 31, 2012		May 31, 2011
	$	%	$	%
North America	10,059	77%	8,200	75%
Europe, Middle East, and Africa	1,505	12%	2,024	18%
Other	1,410	11%	825	7%

Total Revenue	12,974	100%	11,049	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. In addition to the cost of product payable to outsourced manufacturers, we incur expenses associated with final configuration, testing, logistics and warranty activities. Final test and assembly for the links sold by us is carried on both at our premises and at the premises of our contract manufacturers. We use primarily the services of three outsourced contract manufacturers with locations in North America, Israel and Malaysia.

        Research and development costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Prior to and during the three month period ended May 31, 2012, we leased premises from a real estate company controlled by a member of the Board of Directors. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board but our lease continued to remain in effect. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three months ended May 31, 2012 and May 31, 2011

Revenue

Three Months Ended
May 31 2012	May 31 2011
$12,974	$11,049

        Revenue for the first quarter of fiscal 2012 increased by $1.9 million compared with the three month period ended May 31, 2011.

Changes to Revenue: Three months ended May 31, 2012 vs Three months ended May 31, 2011

Variances are expressed in USD millions	Q1 FY2013 vs. Q1 FY2012
Higher sales to two different OEMs internationally	3.6
Higher sales in the Middle East	0.5
—driven by a mobility project in Jordan
Warranty and Maintenance Contracts	0.3
Lower sales in Europe	(1.1)
—relates primarily to the timing of an installation in Eastern Europe
Reduced sales to a Multiple System Operator (MSO) in the US	(1.1)
Design Services in Canada	(0.3)
—related to the timing of hardware shipments on a special design initiative

1.9

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

Gross Profit

Three Months Ended
May 31 2012	May 31 2011
$4,133	$4,644
31.9%	42.0%

        The lower gross profit percentage in the first quarter of fiscal 2013 compared to the same period in the previous year relates primarily to two factors: the shift in the percentage of sales to OEMs (which have lower pricing because of the volume opportunity) and a shift by a single large customer in the period to lower capacity products (which are priced at lower levels). Our products are designed for scalability so customers that purchase lower capacity products initially often invest in software upgrades at a later date to expand their network.

Expenses:

Research and Development

Three Months Ended
May 31 2012	May 31 2011
$4,399	$6,266

        Research and development ("R&D") expenses decreased by $1.9 million for the three month period ended May 31, 2012 when compared with the same period in the prior fiscal year.

Changes to R&D Expense:

Variances are expressed in USD Millions	Q1 FY2013 vs. Q1 FY2012
Lower Compensation Costs: Reduced staffing levels (before June 4th restructuring) year over year	(1.1)
Lower material costs for prototypes and external NRE charges	(0.5)
Reductions in spending on external R&D contractors	(0.3)

(1.9)

Selling and Marketing

Three Months Ended
May 31 2012	May 31 2011
$3,658	$4,080

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

        Sales and marketing expenses decreased by $0.4 million in the three months ended May 31, 2012 relative to the same three month period in the previous fiscal year.

Changes in Sales and Marketing Expense:

Variances are expressed in USD Millions	Q1 FY2013 vs. Q1 FY2012
Lower Compensation Costs: Reduced staffing levels (before June 4th restructuring) year over year	(0.2)
Reduced spending for customer demonstration materials and equipment	(0.1)
Reduction in recruitment and travel costs	(0.1)

(0.4)

General and Administrative

        General and administrative expenses ("G&A") increased by $1.3 million for the three month period ended May 31, 2012 relative to the same period in the previous fiscal year.

Three Months Ended
May 31 2012	May 31 2011
$5,270	$3,963

Changes to General and Administrative Expenses

Variances are expressed in USD Millions	Q1 FY2013 vs. Q1 FY2012
Higher compensation related spending costs; increased resources in preparation for acquisition	0.4
Costs of manufacturing related activities not absorbed into cost of goods sold are recognized in G&A	0.3
Rental Costs	0.1
Legal fees associated with acquisition activity	0.5

1.3

Government Assistance

Three Months Ended
May 31 2012	May 31 2011
$0	$(350)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

        The $0.4 million credit for the twelve months ending May 31, 2011 reflects research and development funding received through the Office of the Chief Scientist ("OCS") of the Ministry of Industry and Trade in Israel. In connection with this funding, we will be required to pay royalties at the rate of 3%—3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. There was no funding in the first quarter of fiscal 2013 because we have decided not to pursue additional OCS funding at this time.

Amortization of Intangible Assets

Three Months Ended
May 31 2012	May 31 2011
$(542)	$(587)

        The amounts in the table above reflect both the amortization of the intangible assets acquired with the acquisition of Axerra and the amortization of computer and infrastructure systems software. The reduction in the value of the Axerra related intangible assets occurred at the end of the quarter and as a result the amortization expense for the quarter remained consistent with the previous year.

Accretion (Expense)

Three Months Ended
May 31 2012	May 31 2011
$(22)	$(276)

        The accretion expense in the quarter relates to the accretion of the OCS liability. At the beginning of the quarter this liability was valued at $1.7 million. In the previous year, two factors contributed to higher accretion expense. First, the $0.3 million figure represented the accretion of both the OCS liability and the earn-out contingent consideration; in the first quarter of fiscal 2013 only the OCS liability remains to be accreted. Second, the OCS liability at the beginning of the first quarter of fiscal 2012 was valued at $3.9 million compared to the $1.7 million at the beginning of fiscal 2013.

        During the three months ended May 31, 2012 we adjusted the contingent royalty liability based on a change in estimate. The OCS liability at May 31, 2012 is now estimated to be $0.4 million.

Interest & Investment Gain

Three Months Ended
May 31 2012	May 31 2011
$29	$123

        Interest revenue reflects the earnings on the highly liquid low risk investments made by us during the period in question. Interest rates remain low, and returns on investment are therefore minimal. At May 31,

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

2012 all short term investments had been converted into cash in preparation for the possible requirements of the NSN Acquisition.

        In the previous year, we made short term investments which carried a fixed yield and term to maturity. Because these investments are reflected on the balance sheet at their fair value, changes in market interest rates for similar instruments necessitate that the investment is either increased or decreased in value. Because interest rates decreased since the time that the fixed yield investment held prior to May 31, 2011 was purchased, an investment gain was recorded.

Impairment of Intangible Assets & Gain on Change in Estimated Liabilities

	Three Months Ended
	May 31 2012	May 31 2011
Impairment of intangible assets	$(2,869)	$0
Gain on change in estimate of contingent liabilities	1,190	0

        The amounts identified in the table above relate to the acquisition of Axerra.

        During the three months ended May 31, 2012, we performed an analysis of the intangible assets of Axerra in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from the use or disposition of those assets. Based upon this analysis, management determined that the carrying value of the intangible assets was in excess of the estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, we wrote the asset down to its fair value and recorded a corresponding impairment charge. As a result, we recorded an impairment charge on intangible assets of $2.8 million during for the three months ended May 31, 2012.

        We also adjusted the contingent royalty liability based on a change in estimate during the three months ended May 31, 2012. A corresponding gain of $1.2 million was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income (loss) in the three months ended May 31, 2012. The fair value represents the discounted, most probable obligation to us. After consideration of the liability currently recognized in the consolidated balance sheet of $0.4 million, we have a maximum potential obligation of an additional $15.3 million.

Foreign Exchange Gain (Loss)

Three Months Ended
May 31 2012	May 31 2011
$(1,003)	$120

        The foreign exchange loss recognized in the first quarter of fiscal 2013 of $1.0 million compared to a small gain of $0.1 million in the first three months of the previous fiscal year. The loss resulted from the translation of monetary accounts denominated primarily in Euro which decreased in value during the first quarter of fiscal 2013 relative to the USD. We had a significant Euro balance in our bank account in

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

Luxembourg in preparation for the closing of the NSN acquisition. Going forward we will increasingly be using a variety of low risk hedging opportunities to attempt to minimize our exposure the foreign currency fluctuations.

Restructuring Expense

Three Months Ended
May 31 2012	May 31 2011
$(798)	$0

        The restructuring expense reflects costs associated with payments to the employees affected by the staff reductions made by our Company on June 4, 2012. The cost reflects the payments for statutory notice periods, vacation and severance. Cash payments associated with these actions are expected to be made in the second quarter of fiscal 2013 and amount to $1.4 million. Existing accruals make up the difference between the $0.8 million expense in the first quarter of fiscal 2013 and the anticipated cash outlay. Resource reductions took place in Canada and Israel.

Income Taxes Expense (Recovery)

Three Months Ended
May 31 2012	May 31 2011
$(572)	$9

        Income tax recovery for 2012 was ($0.6) million, compared to a tax expense of $9 thousand for the prior year.

        The year-over-year change relates primarily to the write down of the deferred tax differences associated with the impairment of certain Axerra related balance sheet items.

Liquidity and Capital Resources

        The table below outlines selected balance sheet accounts and key ratios:

	As at May 31, 2012	As at February 29, 2012
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	42,248	52,798
Restricted cash	400	177
Short Term Investments	—	—
Working Capital	70,269	79,739
Long Term Assets	22,148	24,683
Long Term Liabilities	850	2,355
Working Capital Ratio	5.1 : 1	6.1 : 1
Days Sales Outstanding in accounts receivable	102 days	107 days
Inventory Turnover	0.6 times	0.2 times

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Cash and Cash Equivalents, Restricted Cash and Short Term Investments

        As at May 31, 2012, we had $42.6 million in cash and cash equivalents, and restricted cash, (collectively "Cash") representing an $10.3 million decrease from the Cash balance at February 29, 2012.

	Three months ended
	May 31, 2012	May 31, 2011
NET INCOME	(12.6)	(9.9)
Non-Cash Items	2.8	2.0

Non-Cash Adjusted Net Income	(9.8)	(7.9)

Other Sources of Cash:
Decrease in inventory	1.5	—
Decrease in accounts receivable	—	2.0
Increase in Accounts payable	3.1	0.5
Capital contribution to HFCL	—	0.6
Equity Proceeds	0.0	0.2

	4.6	3.3

Uses of Cash:
Capital Additions	(0.2)	(0.5)
Intangible Asset Acquisitions	(0.5)	(0.3)
Increase in Inventory	—	(3.8)
Increase in Accounts receivable	(3.6)	—
Deferred financing costs	(0.4)	—
Other working capital changes	(0.3)	—
Other	(0.1)	(0.5)

	(5.1)	(5.1)

Net impact on Cash	(10.3)	(9.7)

Beginning Cash balance	52.9	89.7
Ending Cash balance	42.6	80.0

  Sources and Uses of Cash:

        The operating losses (driven by operating expense levels for an organization which was sized to support a larger revenue stream) are the key factor in the cash usage of $10.3 million in the three months ended May 31, 2012.

        We limited the growth of non-cash working capital in the first quarter of fiscal 2013; inventory decreased by $1.5 million and the increase in accounts receivable was largely offset by similar increases in

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

accounts payable levels. Likewise, investment in capital assets and software was restricted, limited to only $0.7 million in the three months ended May 31, 2012.

Working Capital

Changes in working capital	February 29, 2012 to May 31, 2012
Beginning working capital balance	79,739
Cash and cash equivalents, restricted cash, and short term investments	(10,327)
Trade receivables	3,666
Inventory	(1,452)
Other current assets	32
Future income tax asset	111
Accounts payable and accrued liabilities	(3,076)
Deferred revenue	(461)
Contingent royalty	153
Contingent consideration	1,884

Net change in working capital	(9,470)

Ending working capital balance	70,269

  Trade Receivables:

        The trade receivables balance increased by $3.7 million between February 29, 2012 and May 31, 2012 (February 29, 2012—$9.8 million; May 31, 2012—$13.5 million). The days sales outstanding in accounts receivable changed, decreasing from 107 days at February 29, 2012 to 102 days at May 31, 2012. Sales in the first quarter of fiscal 2012 were higher than they were in the three month period ended February 29, 2012 which resulted in the higher accounts receivable balance. The days sales outstanding continue to be high because of the relatively long payment terms offered to a select number of strategic customers.

        As at May 31, 2012, three customers exceeded 10% of the total receivable balance. These customers represented 44% of the trade receivables balance. (February 29, 2012—two customers represented 37% of the trade receivables balance).

  Inventory:

        The inventory balance decreased by $1.5 million between February 29, 2012 and May 31, 2012. Sixty percent of our production inventory is in a finished goods state. Significant provisions have already been taken against our older product lines: AirPair radios and Duo modems. As we progress toward more fully integrating with the NSN technology and understanding the requirements of the NSN customer base we will continuously assess the viability of the inventory currently held in DragonWave stores.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Accounts Payable and Accrued Liabilities:

        The accounts payable and accrued liabilities balance increased from $12.7 million at February 29, 2012 to $15.8 million at May 31, 2012. The increase relates to the timing of payments to certain contract manufacturers and the inclusion of accruals for one-time restructuring expenses.

Liquidity and Capital Resource Requirements

        Based on our recent performance and current revenue expectations, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

Commitments as at May 31, 2012 (thousands of dollars)

        Future minimum operating lease payments as at May 31, 2012 per fiscal year are as follows:

2013	$1,400
2014	$1,769
2015	$1,597
2016	$1,346
Thereafter	$960

$7,072

        In the normal course of our business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Royalty Commitments

        Under the research and development agreements of Axerra, the Company did not receive or accrue any participation payments from OCS of the Ministry of Industry and Trade in Israel in the three months ended May 31, 2012 (three months ended May 31, 2011—$350 thousand). DragonWave is required to pay royalties at the rate of 3%-3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

        During the three months ended May 31, 2012 we adjusted the contingent royalty liability based on a change in estimate. A corresponding gain of $1.2 million was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income (loss) in the three months ended May 31, 2012. The fair value represents the discounted, most probable obligation. After consideration of the liability currently recognized in the consolidated balance sheet of $0.4 million, we have a maximum potential obligation of an additional $15.3 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

Common Shares
Balance at February 29, 2012	35,586,206

Settlement of contingent consideration	400,983
Other	13,878

Balance at May 31, 2012	36,001,067

        The following is a summary of stock option activity:

	Three months ended May 31, 2012		Year ended February 29, 2012
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	2,396,079	$5.90	2,114,906	$5.53

Granted	12,000	$3.93	642,000	$6.38
Exercised	—	$—	(113,940)	$2.61
Forfeited/Cancelled	(148,816)	$7.23	(246,887)	$5.54

Closing Balance	2,259,263	$5.80	2,396,079	$5.90

        As at May 1, 2012, there were 36,001,067 common shares issued and outstanding and, there were 2,259,263 options outstanding under the stock option plan.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The ESPP includes provisions to allow employees to purchase common shares. We match the employees' contributions at a rate of 25%. During the three months ended May 31, 2012 a total of 11,104 common shares were purchased by employees at fair market value, while we issued 2,774 common shares respectively as the matching contribution. The shares contributed by us will vest 12 months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three months ended May 31, 2012 was $14 thousand (three months ended May 31, 2011—$7 thousand). The fair value of the unearned ESPP shares as at May 31, 2012 was $45 thousand (February 29, 2012—$48 thousand). The number of shares held for release, and still restricted under the plan at May 31, 2012 was 10,970 (February 29, 2012—10,085).

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Off-Balance Sheet Arrangements:

(USD)

City	Country	Lessor	Lease Expiry	Cost per Month
Paris	France	Multiburo	Month to Month	$4,000
Redditch	England	BNP Paribas	April, 2013	$8,000
Roswell, Georgia	United States	A-COLONIAL 100/200 OWNER, LLC	March, 2014	$5,000
Luxembourg City	Luxembourg	FPS Offïce Center S.A.R.L.	March, 2013	$1,500
Singapore	Singapore	APBC Pte Ltd	September, 2012	$4,700
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$191,000
Tel Aviv	Israel	Zisapel asset (1992) Ltd and Klil & Michael assets (1992) Ltd	December, 2015	$30,000

        The leases are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We may or may not be able to sub-lease in these locations should we chose to change locations, and as a result the monthly lease commitments may represent an obligation for the time periods noted above.

        We use an outsourced manufacturing model whereby most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build for an amount of time we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and is expected to be fully used based on current forecasts and projections. As mentioned previously, we would be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

Financial Instruments

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value

        The following table summarizes the carrying values of our financial instruments:

	May 31, 2012	February 29, 2012
Held-for-trading(1)	42,648	52,975
Loans and receivables(2)	14,107	10,214
Other financial liabilities(3)	14,690	11,655

(1)
Includes cash, cash equivalents, restricted cash, and short term investments.

(2)
Includes trade receivables and other receivables which are financial in nature.

(3)
Includes accounts payable and accrued liabilities which are financial in nature.

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs.

Interest rate risk

        Cash and cash equivalents and short term investments with fixed interest rates expose the Company to interest rate risk on these financial instruments. Interest income of $29 thousand was recognized during the three months ended May 31, 2012 on the Company's cash, cash equivalents and short term investments (three months ended May 31, 2011—$84 thousand).

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, restricted cash, and short term investments in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. We do not currently use derivative financial instruments to mitigate this risk. However, forward contracts have been entered into at the date of the publication of this document in order to reduce our exposure to fluctuations in the Euro.

        If the USD had appreciated 1% against all foreign currencies at May 31, 2012, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a decrease in after-tax net income of $67 thousand for the year ended

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

May 31, 2012 (year ended May 31, 2011—$84 thousand), with an equal and opposite effect if the USD had depreciated 1% against all foreign currencies at May 31, 2012.

Transactions with Related Parties

        Prior to and during the three month period ended May 31, 2012, we leased premises from a real estate company controlled by a member of the Board of Directors. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board but our lease continued to remain in effect. During the three months ended May 31, 2012, the Company paid $0.5 million (three months ended May 31, 2011—$0.4 million), relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at May 31, 2012 was $66 thousand (February 29, 2012—$3 thousand).

        All transactions are in the normal course of business and have been recorded at the exchange amount.

Controls and Procedures

        At the end of the period covered by MD&A (such period being the fiscal year ended May 31, 2012), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at May 31, 2012 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of May 31, 2012.

        Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements filed on SEDAR, has also audited the effectiveness of our internal control over

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

financial reporting as of February 29, 2012, as stated in their report which is included in the annual audited financial statements.

  Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price for the undelivered items using VSOE and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors. During the current fiscal year we determined that there was sufficient history to base its estimates on and adapted our policy accordingly.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Standard warranty for customers generally varies between twelve and thirty-six months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Periodically, a customer may request that we arrange for the installation of the equipment through a fourth party service provider as a condition of the sale. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        Management periodically reviews our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Presentation of comprehensive income

        We adopted Accounting Standard Update ("ASU") 2011-05, which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removed the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income.

Fair value measurements

        We adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which amended Accounting Standards Codification 820, Fair Value Measurements. ASU 2011-04 eliminates certain differences that existed between U.S. and

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

international fair value accounting concepts, and also clarifies existing guidance under GAAP. Additionally, among other disclosures, this ASU requires certain new quantitative and qualitative disclosures regarding unobservable fair value measurements. The adoption did not have an impact on our consolidated financial statements.

FUTURE ACCOUNTING CHANGES

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the Financial Accounting Standards Board issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. Generally Accepted Accounting Principles more comparable to those prepared under International Financial Reporting Standards. We are evaluating the impact of ASU 2011-11 on our Consolidated Financial Statements.

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  Exhibit 99.3